AILERON THERAPEUTICS, INC.

490 Arsenal Way, Suite 210

Watertown, MA 02472

October 13, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Aileron Therapeutics, Inc.

Registration Statement on Form S-1

File No. 333-249319

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Aileron Therapeutics, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-249319) (the “Registration Statement”), so that it may become effective at 4:00 p.m. Eastern time on October 15, 2020, or as soon thereafter as practicable.

Very truly yours,

AILERON THERAPEUTICS, INC.

By:	/s/ Richard J. Wanstall
Name: Richard J. Wanstall
Title: Chief Financial Officer

cc:	Stuart M. Falber

Wilmer Cutler Pickering Hale and Dorr LLP